UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

P.O. Box 131008

Abu Dhabi, United Arab Emirates

+971 2 401 4700

Chuchaeva Svetlana Yurievna

JSC “INTER RAO UES”

12, Krasnopresnenskaya Nab., Entrance 7

Moscow, 123610, Russian Federation

+7 (495) 967 0527, ext. 2081

Anton Konnov

Allen & Overy Legal Services

Dmitrovsky pereulok 9

107031 Moscow, Russian Federation

+7 (495) 725 7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC “Third Generation Company of the Wholesale Electricity Market”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 44,626,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 44,626,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 33.57%

14	Type of Reporting Person CO

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) JSC “INTER RAO UES”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 44,626,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 44,626,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 33.57%

14	Type of Reporting Person HC

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) JSC “INTER RAO Capital”

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Statement of

OJSC “Third Generation Company of the Wholesale Electricity Market”

JSC “INTER RAO UES”

and

JSC “INTER RAO Capital”

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note:  This Amendment No. 3 (this “Amended Statement”) amends and supplements the Statement on Schedule 13D of OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) originally filed on March 27, 2009, as amended by Amendment No. 1 thereto filed on June 26, 2009 and Amendment No. 2 thereto filed on June 25, 2010  (collectively with this Amended Statement, the “Statement”) regarding the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”).  Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is jointly filed by OGK-3, JSC “INTER RAO UES” (“INTER RAO UES”) and JSC “INTER RAO Capital” (“INTER RAO Capital”) (collectively, the “Reporting Persons”).

The ownership percentages contained in this Amended Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the Securities and Exchange Commission that, as of May 9, 2011, 132,923,836 shares of Common Stock were outstanding.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is being jointly filed by OGK-3, INTER RAO UES and INTER RAO Capital. OGK-3 is an open joint stock company organized under the laws of the Russian Federation and a subsidiary of INTER RAO UES, which directly owns 81.9267% of OGK-3’s shares. OGK-3 engages in the generation and sale of electric and heat energy in Russia. It operates six thermal power plants with a total installed capacity of 8,357 megawatts. OGK-3’s business address is 25, Ermolaevsky pereulok, Moscow, 123001, Russia.

INTER RAO UES is an open joint stock company organized under the laws of the Russian Federation. INTER RAO UES’ principal business is the generation and sale of electric and heat energy in and outside Russia. The address of INTER RAO UES’ principal business and principal office is entrance 7, 12, Krasnopresnenskaya naberezhnaya, Moscow, 123610, Russia.

INTER RAO Capital is a closed joint stock company organized under the laws of the Russian Federation. INTER RAO Capital’s principal business is investment activities. The address of INTER RAO Capital’s principal business and principal office is building 42, 13, 2-aya Zvenigorodskaya street, Moscow, 123022, Russia.

INTER RAO Capital acquired 65.16% of OGK-3’s shares from OJSC “MMC Norilsk Nickel” on March 18, 2011 and 14.08% of OGK-3’s shares from JSC “Intergeneration” (9.58% of OGK-3’s shares on March 18, 2011 and 4.5% of OGK-3’s shares on March 22, 2011) and following these acquisitions INTER RAO Capital contributed 79.24% of OGK-3’s shares to INTER RAO UES’ share capital through subscription (65.16% of OGK-3’s shares were contributed on March 21, 2011 and the remaining 14.08% of OGK-3’s shares were contributed on March 22, 2011) (collectively, the “OGK-3 Transactions”). In addition, INTER RAO UES’ shareholders contributed 2.6867% of OGK-3’s shares to INTER RAO UES’ share capital through subscription. As a result, INTER RAO UES accumulated 81.9267% of OGK-3’s shares in total.

The OGK-3 shares acquired from OJSC "MMC Norilsk Nickel" and JSC "Intergeneration" in the OGK-3 Transactions were pledged to OJSC "MMC Norilsk Nickel" and JSC "Intergeneration", respectively, to secure INTER RAO Capital’s obligation to transfer INTER RAO UES shares to OJSC "MMC Norilsk Nickel" and JSC "Intergeneration."  The pledge will terminate once the INTER RAO UES shares are transferred.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling INTER RAO UES, INTER RAO Capital and OGK-3, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither OGK-3 nor, to the best of its knowledge, any of its Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither OGK-3 nor, to the best of its knowledge, any of its Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, neither INTER RAO UES nor, to the best of its knowledge, any of its Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither INTER RAO UES nor, to the best of its knowledge, any of its Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, neither INTER RAO Capital nor, to the best of its knowledge, any of its Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither INTER RAO Capital nor, to the best of its knowledge, any of its Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose and Transaction

Item 4 of the Statement is hereby amended and restated as follows:

INTER RAO Capital acquired 79.24% of OGK-3’s shares upon the consummation of the OGK-3 Transactions.  Shortly thereafter, INTER RAO Capital contributed its entire stake of OGK-3 shares to INTER RAO UES.  By virtue of its acquisition of such OGK-3 shares, INTER RAO Capital obtained an indirect interest in the Issuer.  Upon INTER RAO Capital’s contribution of its OGK-3 stake to INTER RAO UES, INTER RAO UES obtained an indirect interest in the Issuer.  The OGK-3 Transactions were consummated for the sole purpose of INTER RAO UES acquiring a controlling stake in OGK-3.  Acquiring an indirect stake in the Issuer was not a motivating factor for the OGK Transactions.

On May 6, 2011, the Reporting Persons and the Issuer entered into a Standstill and Support Agreement (the “Support Agreement”) which established certain rights and obligations of the Issuer and the Reporting Persons.  Under the Support Agreement, the parties have agreed that the Board of Directors of the Issuer (the “Board”) will increase the size of the Board to seven members and appoint two designees of INTER RAO UES to fill the newly created directorships on the Board as Class II and Class III directors.  In addition, the Reporting Persons have agreed to vote all shares of Common Stock beneficially owned by them and their Affiliates and Associates (as such terms are defined in the Shareholder Rights Agreement, dated as of June 23, 2009, between the Issuer and American Stock Transfer & Trust Company LLC, as amended (the “Rights Agreement”)) (the “Shares”) with respect to the election of directors in accordance with the recommendation of the Board and to withhold from any nominee that is not recommended by the Board, until the election of directors at the Issuer’s annual meeting of  stockholders to be held in 2016 (the “Support Period”).  the Reporting Persons have also agreed to vote the Shares at the Issuer’s 2011 annual meeting of stockholders (i) in favor of the nominees for election as directors of the Board and withheld from any nominee that is not recommended by the Board and (ii) in favor of each other matter brought before such meeting upon the recommendation of the Board and set forth in the Issuer’s definitive proxy statement relating to such meeting and against any proposal made by a stockholder that is not recommended by the Board.  the Reporting Persons have given the Issuer an irrevocable proxy to vote the Shares if the Reporting Persons fail to vote the Shares in accordance with the terms of the Support Agreement.

Additionally, the Reporting Persons have agreed under the Support Agreement that neither they nor any of their Affiliates or Associates will, without the written consent of the Board, take certain actions during the Support Period, including, among others:

•      acquiring any additional securities of the Issuer (other than as would be permitted under the Rights Agreement);

•      engaging in a proxy solicitation in connection with any “election contest;” and

•      nominating or proposing any persons as a director of the Issuer other than nominations made in a non-public manner pursuant to the Issuer’s policy relating to the consideration of director candidates recommended by security holders.

The foregoing summary of certain terms of the Support Agreement is qualified in its entirety by reference to the copy of the Support Agreement attached hereto as Exhibit F and incorporated by reference herein.

The Reporting Persons will review their investment in the Issuer from time to time and may determine (subject to the terms of the Support Agreement, the Rights Agreement and applicable law) to take any of the actions required to be described in Item 4 of Schedule 13D.  However, except as otherwise described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D (including, without limitation, no present plan or proposal to dispose of any of the Shares).

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated as follows:
(a) - (b)

As of the date hereof, OGK-3 is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 33.57% of the Issuer’s outstanding Common Stock. INTER RAO UES directly owns 81.9267% of OGK-3’s shares and by virtue of its acquisition of such OGK-3 shares, could, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thereunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, Issuer’s Common Stock.  Prior to INTER RAO Capital’s contribution of its entire stake of OGK-3 shares to INTER RAO UES, INTER RAO Capital by virtue of its acquisition of the OGK-3 shares, could have been, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thereunder, deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, Issuer’s Common Stock.  Accordingly, pursuant to such rules, INTER RAO UES could be and INTER RAO Capital could have been deemed to be the beneficial owner of such

Common Stock.  Pursuant to Rule 13d-4 of the Act, the filing of this Amended Statement shall not be construed as an admission that INTER RAO UES is or that INTER RAO Capital was ever, for the purpose of section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock.  Each of INTER RAO UES and INTER RAO Capital has expressly disclaimed, for all purposes, beneficial ownership of all indirectly owned securities reported on this Amended Statement.  This Amended Statement shall not be deemed an admission that INTER RAO UES is, or that INTER RAO Capital was ever, the beneficial owner of such securities for any purpose.

(c)	None.
(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.
(e)

On March 21, 2011, INTER RAO Capital transferred 65.16% of OGK-3’s shares to INTER RAO UES.  On March 22, 2011, INTER RAO Capital transferred the remainder of its holdings in OGK-3, 14.08% of OGK-3’s shares, to INTER RAO UES and, therefore, at such time ceased to indirectly hold any Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated as follows:

As previously disclosed, OGK-3 had entered into a written engagement letter (the “TWP Engagement Letter”) with Thomas Weisel Partners LLC to act as OGK-3’s financial advisor in connection with the possible disposition of all or a portion of the 44,626,939 shares of Common Stock owned by OGK-3 in one or more transactions. The TWP Engagement Letter has expired with no portion of the shares of Common Stock owned by OGK-3 sold.

With respect to the Support Agreement, the information set forth in Item 4, and incorporated by reference therein, is hereby incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits
The following documents are filed as exhibits to this Statement:

Exhibit A	Officers and Directors of Persons Named in Item 2

Exhibit E	Agreement Relating to Joint Filing of Schedule 13D/A dated May 19, 2011

Exhibit F	Standstill and Support Agreement, dated as of May 6, 2011, by and between the Issuer, INTER RAO UES and OGK-3.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 19, 2011

OJSC “THIRD GENERATION
COMPANY OF THE WHOLESALE
ELECTRICITY MARKET”

	By:	/s/ Alexander E. Nikulov

	Name:	Alexander E. Nikulov

	Title:	General Director

INTER RAO UES

	By:	/s/ Ilnar I. Mirsiyapov

	Name:	Ilnar I. Mirsiyapov

	Title:	Member of the Management Board

INTER RAO CAPITAL

	By:	/s/ Marat Khanafeev

	Name:	Marat Khanafeev

	Title:	General Director

EXHIBIT A

OFFICERS AND DIRECTORS OF INTER RAO UES

Executive Officers

Name	Present Principal Occupation	Citizenship
Boris Kovalchuk	Chairman of the Management Board of INTER RAO UES.	Russian Federation
Vyatcheslav Artamonov	Deputy Chairman of the Management Board, Head of the Trading Division of INTER RAO UES.	Russian Federation
Yury Sharov	Deputy Chairman of the Management Board, Head of the Capital Construction and Engineering Department of INTER RAO UES.	Russian Federation
Aleksandr Boris	Member of the Management Board of INTER RAO UES.	Russian Federation
Andrey Golovlyov	Member of the Management Board, Head of the Financial and Economics Center of INTER RAO UES.	Russian Federation
Dangiras Mikalaunas	Member of the Management Board, Head of the Geographical Division “Europe” of INTER RAO UES.	Russian Federation
Ilnar Mirsiyapov	Member of the Management Board, Head of the Strategy and Investment Division of INTER RAO UES.	Russian Federation
Oleg Oksuzyan	Member of the Management Board, Head of Corporate and Property Relations INTER RAO UES.	Russian Federation
Pavel Okley	Member of the Management Board, Head of the Operations Division of INTER RAO UES.	Russian Federation
Dmitry Palunin	Member of the Management Board, Financial Director of INTER RAO UES.	Russian Federation
Sergey Rumyantsev	Member of the Management Board, Director for Economy of INTER RAO UES.	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship
Igor Sechin	Chairman of the Board of Directors of INTER RAO UES. Deputy Chairman of the Government of the Russian Federation.	Russian Federation
Nikolay Anoshko	Member of the Board of Directors of INTER RAO UES. General Director of Russische Kommerzial Bank AG.	Russian Federation
Vladimir Dmitriev	Member of the Board of Directors of INTER RAO UES. Chairman of State Corporation “Bank for Development and Foreign Economic Affaires (VNESHECONOMBANK)”.	Russian Federation
Evgeny Dod	Member of the Board of Directors of INTER RAO UES. Chairman of the Management Board of OJSC “Rushydro”.	Russian Federation
Boris Kovalchuk	Member of the Board of Directors of INTER RAO UES. Chairman of the Management Board of INTER RAO UES.	Russian Federation
Vyatcheslav Kravchenko	Member of the Board of Directors of INTER RAO UES. General Director of LLC “RN-Energo”.	Russian Federation
Grigory Kurtser	Member of the Board of Directors of INTER RAO UES. President of Public Joint Stock Company “Russian regional development bank” (PJSC	Russian Federation

“RRDB”).
Aleksandr Lokshin	Member of the Board of Directors of INTER RAO UES. Deputy General Director of State Corporation “Rosatom”.	Russian Federation
Yury Petrov	Member of the Board of Directors of INTER RAO UES. Head of the Federal Agency for Management of State Property.	Russian Federation
Kirill Seleznyov

Member of the Board of Directors of INTER RAO UES. Member of the Management Board, Head of the Department for Marketing, Gas Processing and Liquid Hydrocarbons of JSC “GAZPROM”. General Director of LLC “Mezhregiongaz”.

Russian Federation
Sergey Shmatko	Member of the Board of Directors of INTER RAO UES. Minister for Energy of the Russian Federation.	Russian Federation

OFFICERS OF INTER RAO CAPITAL

Executive Officers

Name	Present Principal Occupation	Citizenship
Marat Khanafeev	General Director of INTER RAO Capital.	Russian Federation
Natalia Zotina	Chief Accountant of INTER RAO Capital.	Russian Federation

OFFICERS AND DIRECTORS OF OGK-3

Executive Officers

Name	Present Principal Occupation	Citizenship
Alexander Nikulov	General Director — Chairman of the Management Board of OGK-3.	Russian Federation
Vladislav Nazin	First Deputy General Director of OGK-3 for Finance and Economics.	Russian Federation
Alexandra Panina	Deputy General Director of OGK-3 on energy markets.	Russian Federation
Konstantin Moskvin	Acting Deputy General Director on Technical Policy.	Russian Federation
Alexey Krymskiy	Director for Organizational Performance.	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship
Aleksandr Abramkov	Director for Audit and Compliance Control - Head of the Audit, Compliance Control and Risk Management Division of INTER RAO UES.	Russian Federation
Vyatcheslav Artamonov	Deputy Chairman of the Management Board, Head of the Trading Division of INTER RAO UES.	Russian Federation
Anton Badenkov	Advisor to the Chairman of the Management Board of INTER RAO UES.	Russian Federation
Aleksandr Boris	Member of the Management Board of INTER RAO UES.	Russian Federation
Boris Kovalchuk	Member of the Board of Directors of INTER RAO UES. Chairman of the Management Board of INTER RAO UES.	Russian Federation
Andrey Golovlyov	Member of the Management Board, Head of the Financial and Economics Center of INTER RAO UES.	Russian Federation
Andrey Drachuk	Director for Strategic Planning and Development of “SO UPS”, JSC.	Russian Federation
Ilnar Mirsiyapov	Member of the Management Board, Head of the Strategy and Investment Division of INTER RAO UES.	Russian Federation
Pavel Okley	Member of the Management Board, Head of the Operations Division of INTER RAO UES.	Russian Federation
Yury Sharov	Deputy Chairman of the Management Board, Head of the Capital Construction and Engineering Division of INTER RAO UES.	Russian Federation
Maria Ochirova	Deputy Director of the Legal Department — Head of Contracts and Corporate Division of OJSC “MMC “Norilsk Nickel”.	Russian Federation

EXHIBIT E

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 3 to the Statement on Schedule 13D originally filed on March 27, 2009 with respect to the securities of Plug Power Inc.  This Agreement Relating to Joint Filing of Schedule 13D/A shall be filed as an Exhibit to such Statement.

Date: May 19, 2011

OJSC “THIRD GENERATION
COMPANY OF THE WHOLESALE
ELECTRICITY MARKET”

	By:	/s/ Alexander E. Nikulov

	Name:	Alexander E. Nikulov

	Title:	General Director

INTER RAO UES

	By:	/s/ Ilnar I. Mirsiyapov

	Name:	Ilnar I. Mirsiyapov

	Title:	Member of the Management Board

INTER RAO CAPITAL

	By:	/s/ Marat Khanafeev

	Name:	Marat Khanafeev

	Title:	General Director

Exhibit F

EXECUTION COPY

STANDSTILL AND SUPPORT AGREEMENT

This STANDSTILL AND SUPPORT AGREEMENT, dated as of May 6, 2011 (this “Agreement”), is by and between Plug Power Inc., a Delaware corporation (“Plug Power”), OJSC “INTER RAO UES,” an open joint stock company organized under the laws of the Russian Federation (“INTER RAO”), and OJSC “Third Generation Company of the Wholesale Electricity Market,” an open joint stock company organized under the laws of the Russian Federation (“OGK-3” and together with INTER RAO, the “Stockholders”).

WHEREAS, OGK-3 directly owns 44,626,939 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Plug Power.

WHEREAS, INTER RAO owns shares of OGK-3 representing 81.9% of the outstanding equity interests and voting power in OGK-3.

WHEREAS, contemporaneously with the execution of this Agreement, Plug Power has entered into Amendment No. 1 (the “Amendment”) to that certain Shareholder Rights Agreement, dated as of June 23, 2009, between Plug Power and American Stock Transfer & Trust Company LLC, a New York Limited Liability Trust Company (as amended, the “Rights Agreement”).

WHEREAS, the Board of Directors of Plug Power (the “Board”) has determined that this Agreement, the Amendment and the transactions contemplated hereby and thereby and related hereto are advisable and in the best interests of Plug Power and the holders of Common Stock.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.               Voting Support; Grant of Irrevocable Proxy.

(a)           Stockholder Meetings.  (i) During the period commencing on the date of this Agreement and ending upon the election of directors at Plug Power’s annual meeting of stockholders to be held in 2016 (the “Support Period”), each Stockholder shall cause all shares (the “Shares”) of Common Stock Beneficially Owned by it and/or its Affiliates or Associates (as such terms are defined in the Rights Agreement), as of the record date for any annual or special meeting of stockholders of Plug Power (or consent in lieu thereof) and at any adjournments or postponements thereof, (A) to be present (either in person or by proxy) for quorum purposes, (B) with respect to the election of directors, to be voted in accordance with the recommendation of the Board and withheld from any nominee that is not recommended by the Board, and (C) with respect to each other matter brought before such meeting, to be voted at least seven (7) days prior to the date of such meeting.

(ii)           Notwithstanding Section 1(a)(i) hereof, each Stockholder shall cause all shares of Common Stock Beneficially Owned by it and/or its Affiliates or Associates, as

of the record date for the 2011 annual meeting of the stockholders of Plug Power (or any consent in lieu thereof) and at any adjournments or postponements thereof (the “2011 Annual Meeting”), (A) to be present (in person or by proxy) for quorum purposes, (B) to be voted in favor of the nominees for election as Directors of the Board and withheld from any nominee that is not recommended by the Board, (C) to be voted in favor of each other matter brought before such meeting upon the recommendation of the Board and set forth in Plug Power’s definitive proxy statement relating to such meeting, and (D) to be voted against any proposal made by a stockholder that is not recommended by the Board.

(b)           Grant of Irrevocable Proxy.

(i)            Each Stockholder hereby irrevocably grants to, and appoints, Plug Power, and any individuals designated in writing by Plug Power, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of such Stockholder, to vote the Shares, to instruct nominees or record holders to vote the Shares, or grant a consent or approval in respect of the Shares for the matters set forth in Section 1(a).  This proxy shall be effective with respect to any Stockholder if, at any annual or special meeting of the stockholders of Plug Power during the Support Period (or any consent in lieu thereof) and at any adjournments or postponements of any such meetings, such Stockholder (A) fails to appear or otherwise fails to cause the Shares to be counted as present for purposes of calculating a quorum, or (B) fails to vote the Shares in accordance with Section 1(a), in each case at least seven (7) days prior to the date of such stockholders’ meeting (or within seven (7) days following the record date for any consent in lieu of such stockholders’ meeting); provided, however, that such Stockholder may vote the Shares in person at such meeting notwithstanding the prior execution and delivery of such proxy by the individuals designated by Plug Power pursuant to this paragraph. Each Stockholder understands and acknowledges that Plug Power is entering into this Agreement in reliance upon such Stockholder’s grant of this irrevocable proxy.

(ii)           Each Stockholder represents that any proxies heretofore given in respect of the Shares that may still be in effect are not irrevocable, and that any such proxies are hereby revoked.

(iii)          Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1(b) is given in connection with the execution of this Agreement and the transactions contemplated hereby, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement.  Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, until the expiration of the Support Period, may under no circumstances be revoked.  Each Stockholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.  Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Delaware General Corporation Law.

Section 2.               Additional Director.  The Stockholders and Plug Power agree that as soon as practicable following the final adjournment of the 2011 Annual Meeting (and in no event later

2

than June 30, 2011) but subject to this Section 2, the Board will increase the size of the Board to seven (7) members and (i) appoint a designee of INTER RAO to fill the newly created directorship on the Board as a Class II director, whose term shall expire at Plug Power’s 2013 annual meeting of stockholders, and (ii) appoint a designee of INTER RAO to fill the newly created directorship on the Board as a Class III director, whose term shall expire at Plug Power’s 2014 annual meeting of stockholders (the individuals named in the foregoing clauses (i) and (ii), the “INTER RAO Designees”).  Plug Power agrees that (x) upon expiration of the term of the Class II INTER RAO Designee, the Board shall re-nominate the individual serving as such Class II INTER RAO Designee (or another individual designated by INTER RAO to serve as such Class II INTER RAO Designee), but only if as of the date the Board makes its nomination decisions the Stockholders beneficially own shares of Common Stock representing at least 20% of the total outstanding shares of Common Stock, and (y) upon expiration of the term of the Class III INTER RAO Designee, the Board shall re-nominate the individual serving as such Class III INTER RAO Designee (or another individual designated by INTER RAO to serve as such Class III INTER RAO Designee), provided that in the case of clause (y) the Board shall not be required to make such re-nomination if as of the date the Board makes its nomination decisions either (A) (i) the Stockholders beneficially own shares of Common Stock representing at least 10% but less than 20% of the total outstanding shares of Common Stock and (ii) there is at least one INTER RAO Designee then serving on the Board (other than such Class III INTER RAO Designee) or INTER RAO has the right to have at least one INTER RAO Designee serving on the Board (other than such Class III INTER RAO Designee) or (B) the Stockholders beneficially own shares of Common Stock representing less than 10% of the total outstanding shares of Common Stock.  At such time as the INTER RAO Designees shall become directors of Plug Power, they shall agree in writing to be bound by the terms and conditions of all Plug Power policies applicable to directors.  Notwithstanding the foregoing, a proposed INTER RAO Designee shall be subject to satisfaction of the criteria for Board membership established by the Plug Power Corporate Governance Guidelines, including the director qualification criteria thereof, as determined in the reasonable and good faith discretion of the Corporate Governance and Nominating Committee and the Board in the same manner as the Corporate Governance and Nominating Committee and the Board would consider any candidate for Board membership.  The Stockholders acknowledge and agree that for the first year of service as directors of Plug Power the INTER RAO Designees shall not be entitled to any compensation, regardless of form or amount, or expense reimbursement for such service, and INTER RAO shall cause such INTER RAO designees to waive, in writing, any entitlement thereto prior to such INTER RAO Designees’ appointment or election to the Board.

Section 3.               Standstill Arrangements.  During the Support Period, none of the Stockholders nor any of their Affiliates or Associates will, without the written consent of the Board, directly or indirectly:

(a)           acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to Beneficial Ownership), or arrange, or in any way participate in, any financings for the acquisition, of any of the assets or businesses of Plug Power or any of its subsidiaries or of any Common Stock or other securities of Plug Power or any of its subsidiaries, or any rights or options to acquire any such ownership (including from a third party) (other than acquisitions by any Stockholder or its Affiliates or Associates, in each case which is an INTER RAO Grandfathered Person or a Grandfathered Person (as such terms are defined in the Rights Agreement) at the time of such acquisition, that do not result in such Stockholder, Affiliates or Associates owning shares of Common Stock of Plug Power that equal or exceed the Grandfathered Percentage or INTER RAO Grandfathered Percentage (as such terms are defined in the Rights Agreement) applicable to such person);

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(b)           form, join, become a member of or in any way participate in a “group” within the meaning of Section 13(d)(3) of  the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than any “group’“ to the extent such “group” could be deemed to exist among parties consisting solely of the Stockholders and/or their Affiliates or Associates), with respect to any equity securities of Plug Power;

(c)           solicit proxies or consents for the voting of any voting or other securities of Plug Power in connection with any “election contest,” or otherwise become a “participant,” directly or indirectly, in any “solicitation” of “proxies” or consents to vote in connection with any “election contest” or exempt solicitation under Rule 14a-2(b)(1) under the Exchange Act relating to an “election contest” involving Plug Power (all terms used in this subsection (c) and defined in Regulation 14A under the Exchange Act having the meanings assigned to them therein);

(d)           nominate or propose any persons as a director of Plug Power other than nominations made in a non-public manner pursuant to and in compliance with the policy relating to the consideration of director candidates recommended by security holders established from time to time by Plug Power’s Corporate Governance and Nominating Committee; or

(e)           except as otherwise expressly provided herein, (i) announce an intention to do, (ii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to, (iii) publicly disclose any intention, plan or arrangement inconsistent with, or (iv) provide any advice or assistance to any other person, entity or group in connection with, any of the foregoing.

The Stockholders shall not request Plug Power (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this Section 3 (including this sentence).

Section 4.               Affiliate Transfers.  In the event that at any time after the date hereof any Affiliate or Associate of either Stockholder acquires Beneficial Ownership of any shares of Common Stock, such Affiliate or Associate shall, automatically and without further action by any party, become a party to and bound by the terms of this Agreement as a “Stockholder” hereunder.

Section 5.               Press Releases; Schedule 13D.  The press release with respect to the execution of this Agreement shall be a press release to be reasonably agreed upon by Plug Power and the Stockholders.

(b)           Promptly following execution of this Agreement, OGK-3 shall amend its Schedule 13D filed with the Securities and Exchange Commission to amend Item 4 to provide that OGK-3 no longer has a present intent to sell all or a portion of the Shares.

Section 6.               General Provisions.  Each of the Stockholders hereby represents to Plug Power, and Plug Power hereby represents to each of the Stockholders, that:

(i)            such party has all requisite corporate, limited partnership, limited liability company or other, as applicable, authority and power to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

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(ii)           the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required action on the part of such party and no other proceedings on the part of such party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby;

(iii)          this Agreement has been duly and validly executed and delivered by such party and constitutes the valid and binding obligation of such party enforceable against such party in accordance with its terms; and

(iv)          this Agreement will not result in a violation on its part of any terms or provisions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party (it being understood that each party makes no representation as to whether this Agreement will result in any such violation on the part of the other parties hereto).

(b)           OGK-3 hereby represents to Plug Power that OGK-3 Beneficially Owns 44,626,939 shares of Common Stock and possesses sole voting power with respect to all such shares.  The Stockholders represent and warrant that no Stockholder is a party to any agreement, arrangement or understanding with any third party other than Plug Power with respect to the securities, management or control of Plug Power, except as expressly contemplated by this Agreement.

(c)           INTER RAO hereby represents to Plug Power that: (i) it is the direct owner of shares of OGK-3 representing approximately 81.9% of the outstanding equity interests and voting power in OGK-3; and (ii) except for the 44,626,939 shares of Common Stock Beneficially Owned directly by OGK-3, neither INTER RAO nor any of its Affiliates or Associates Beneficially Own or could be deemed to Beneficially Own any shares of Common Stock of Plug Power.

(d)           Each party agrees and acknowledges that it will be impossible to measure in money damages the harm that would be suffered by either party if the other party fails to comply with any of its obligations hereunder and that in the event of any such failure, the aggrieved party will be irreparably damaged and will not have an adequate remedy at law.  Any such aggrieved party shall, in addition to any other remedy to which it may be entitled at law or in equity, be entitled to injunctive relief, including specific performance, to enforce the provisions of this Agreement.  If any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.  Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(e)           The parties hereto acknowledge, warrant and represent that they have carefully read this Agreement, understand it, have consulted with and received the advice of counsel regarding this Agreement, agree with its terms, and freely, voluntarily and knowingly execute it.

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(f)            This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, personal representatives and assigns.

(g)           This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemplated arrangements and understandings with respect thereto.

(h)           This Agreement may be signed in counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.  This Agreement may be executed by facsimile or electronic (pdf) signature and a facsimile or electronic (pdf) signature shall constitute an original for all purposes.

(i)            All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed to the party to be notified at the respective addresses set forth below, or at such other addresses which may hereinafter be designated in writing:

if to Plug Power:	Plug Power Inc.
968 Albany Shaker Road
Latham, New York 12110
Attention: Gerard L. Conway, Jr.
General Counsel

with a copies to:	Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attention: Robert P. Whalen, Jr.
James A. Matarese

if to the Stockholders:	INTER RAO UES
12 Krasnopresnenskaya nab.
Moscow, 123610 Russian Federation
Attention: Evgeny Rasskazov

with a copy to:	Allen & Overy Legal Services
9 Dmitrovsky pereulok
Moscow, 107031 Russian Federation
Attention: Anton Konnov

(j)            This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, United States of America, without regard to

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any conflict of laws provisions thereof.  Each party, on behalf of itself and its Affiliates and Associates, hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the courts in the State of Delaware and/or the courts of the United States of America located in the State of Delaware for any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and agrees not to commence any action, suit or proceeding related thereto except in such courts.  Each party, on behalf of itself and its Affiliates and Associates, hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts in the State of Delaware and/or the courts of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding in any such court has been brought in any inconvenient forum.  Each of the parties further agrees that service of any process, summons, notice, or document by U.S. registered mail (with respect to any address in the United States of America) or by a recognized international express courier service, including, without limitation, International Federal Express (with respect to any address outside of the United States of America) to such party’s then current address for notice pursuant to Section 6(i) hereof shall be effective service of process for any action, suit, or proceeding brought against it in such court.  Each of the parties hereto agrees that its submission to jurisdiction and its consent to service of process in the manner described above is made for the express benefit of the other parties hereto.

(k)           No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of any of the parties to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

(l)            If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such that is held invalid, void or unenforceable by a court of competent jurisdiction.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Standstill and Support Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

PLUG POWER INC.

By:	/s/ Andrew Marsh
Name: Andrew Marsh
Title: President and Chief Executive Officer

OJSC “INTER RAO UES”

By:	/s/ Ilnar I. Mirsiyapov
Name: Ilnar I. Mirsiyapov
Title: Member of the Management Board, Head of strategy and investments

OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	/s/ Alexander E. Nikulov
Name: Alexander E. Nikulov
Title: Acting Chief Executive Officer

[Signature Page to Standstill and Support Agreement]